UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Andrew Bursill

Andrew Bursill
Company Secretary

Date 5 July 2013

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity
Novogen Limited (“Novogen”)

ABN
37 063 259 754

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	•	Convertible note (unquoted) (Note)
		•	Option to acquire 1 fully-paid ordinary share (unquoted) (Option)

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Securities not to be quoted:
		•	Note with a face value of $1,100,000 on issue
		•	4,000,000 Options

+	See chapter 19 for defined terms.

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New issue announcement

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Note
		•	Face value: $1,100,000.
		•	The Note does not bear interest and is unsecured.
		•	Conversion:
•

Right of Hudson Bay Master Fund Ltd (HBMF): HMBF may convert all or part of the face value of the Note at any time between 21 days and 24 months after its date of issue, provided that the amount converted in each tranche is:

• no less than $25,000 (except the last tranche); and
•

no more than 50% of the face value of the most recently issued Note at that time (unless the number of Shares to be issued on conversion will not exceed the volume of Shares traded on ASX in the immediately preceding week);

• Right of Novogen: Novogen may require HMBF to convert all (but not part) of the total amount unpaid on the Note if the daily VWAP per Share exceeds $0.28 for 20 consecutive trading days;
• Conversion price: at the election of HBMF –
• 90% of the average daily VWAP per Share on ASX on any 3 days during the 20 trading days immediately prior to the date of conversion; or
• 130% of the average daily VWAP per Share on ASX during the 20 trading days immediately prior to 3 July 2013 – but only up to $450,000 of the face value of the Note
• Shares issued upon conversion of the Note will rank pari passu with all existing Shares
Options
		•	Exercise price per Option: 130% of the average daily VWAP per Share traded on ASX for the 20 trading days immediately prior to 3 July 2013
		•	Exercise period: on or before 5 July 2016

+	See chapter 19 for defined terms.

Appendix 3B Page 2	24/10/2005

Appendix 3B

New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:	Neither the Note nor any of the Options referred to in Item 2 will rank equally with any existing class of quoted securities of Novogen.
In addition:
	• the date from which they do	•	the Note will not entitle its holder to participate in any dividends declared or paid by Novogen;
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
		•	the Note will not entitle its holder to any interest payment, except upon the occurrence of an ‘Event of Default’ under the Agreement, in which case interest will accrue at the rate prescribed under section 101 of the Civil Procedure Act 2005 (NSW) until the Event of Default has been remedied; and
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

		•	none of the Options referred to in Item 2 will entitle its holder to participate in any dividends declared or paid by Novogen or any interest payments.

5	Issue price or consideration	•	Issue price per Note: $1,000,000 (Face Value $1,100,000)
		•	Issue price for Options: no additional cash consideration

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

The Note and free-attaching Options referred to in Item 2 are issued in consideration for the investment by HBMF of $1,000,000 into Novogen, details of which were announced to the market on or about 4 July 2012.

The purpose of the Note is to secure funds for general corporate and working capital purposes.

6a	Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?	No
If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

6b	The date the security holder resolution under rule 7.1A was passed	N/A

+	See chapter 19 for defined terms.

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New issue announcement

6c	Number of +securities issued without security holder approval under rule 7.1	N/A

6d	Number of +securities issued with security holder approval under rule 7.1A	N/A

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	N/A

6f	Number of +securities issued under an exception in rule 7.2	N/A

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	N/A

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	N/A

6I	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	N/A

+	See chapter 19 for defined terms.

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Appendix 3B

New issue announcement

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

8 July 2013 for the Options and the Note

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	139,098,402	Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	1	Note with a face value of $1,100,000 on issue
		60,000,000	Unquoted convertible note, with aggregate face values of $1,500,000
		6,007,216	Options, each to acquire 1 Share, exercisable at various exercise prices and by various expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A
Part 2 - Bonus issue or pro rata issue
11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

+	See chapter 19 for defined terms.

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New issue announcement

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

+	See chapter 19 for defined terms.

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New issue announcement

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒ Securities described in Part 1

(b)	☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

+	See chapter 19 for defined terms.

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New issue announcement

35	☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over

37	☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

+	See chapter 19 for defined terms.

Appendix 3B Page 8	1/1/2003

Appendix 3B

New issue announcement

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+	See chapter 19 for defined terms.

24/10/2005 Appendix 3B Page 9

Appendix 3B

New issue announcement

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4

We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	5 July 2013
(Company secretary)

Print name:	Andrew Bursill

+	See chapter 19 for defined terms.

Appendix 3B Page 10	1/1/2003

Appendix 3B

New issue announcement

Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12 Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital

Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue	103,805,676

Add the following:

•   Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2

•   Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval

•   Number of partly paid +ordinary securities that became fully paid in that 12 month period

Note:

•   Include only ordinary securities here – other classes of equity securities cannot be added

•   Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•   It may be useful to set out issues of securities on different dates as separate line items

34,470,357

Subtract the number of fully paid +ordinary securities cancelled during that 12 month period	—

“A”	138,276,033

+	See chapter 19 for defined terms.

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Appendix 3B

New issue announcement

Step 2: Calculate 15% of “A”

“B”

Multiply “A” by 0.15	20,741,404

Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued: • Under an exception in rule 7.2 • Under rule 7.1A • With security holder approval under rule 7.1 or rule 7.4 Note: • This applies to equity securities, unless specifically excluded – not just ordinary securities • Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed • It may be useful to set out issues of securities on different dates as separate line items	4,822,369

“C”	4,822,369

Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1

“A” x 0.15 Note: number must be same as shown in Step 2	20,741,404

Subtract “C” Note: number must be same as shown in Step 3	4,822,369

Total [“A” x 0.15] – “C”	15,909,035

+	See chapter 19 for defined terms.

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Appendix 3B

New issue announcement

Part 2

Rule 7.1A – Additional placement capacity for eligible entities

Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

“A” Note: number must be same as shown in Step 1 of Part 1	N/A

Step 2: Calculate 10% of “A”

“D”	N/A

Multiply “A” by 0.10	N/A

Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A

Notes:

•   This applies to equity securities – not just ordinary securities

•   Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed

•   Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained

•   It may be useful to set out issues of securities on different dates as separate line items

N/A

“E”	N/A

+	See chapter 19 for defined terms.

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Appendix 3B

New issue announcement

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A

“A” x 0.10 Note: number must be same as shown in Step 2	N/A

Subtract “E” Note: number must be same as shown in Step 3	N/A

Total [“A” x 0.10] – “E”	Note: this is the remaining placement capacity under rule 7.1A

+	See chapter 19 for defined terms.

Appendix 3B Page 14	1/1/2003